MONTHLY REPORT - FEBRUARY, 2008
                               Global Macro Trust
              The net asset value of each unit as of February 29, 2008
                 was $1,247.40 up 6.32% from $1,173.25 per unit
                            as of January 31, 2008.

                                       Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (551,913.594       $  6,515,287    641,016,362     647,531,649
   units) at January 31, 2008
Addition of 12,227.909 units on          15,315     14,331,081      14,346,396
   February 1, 2008
Redemption of 3,632.679 units on             (0)    (4,531,404)     (4,531,404)
   February 29, 2008*
Net Income (Loss) - February 2008       549,943     41,537,968      42,087,911
                                    -----------  --------------  --------------
Net Asset Value at February 29,    $  7,080,545    692,354,007     699,434,552
2008
                                    ===========  ==============  ==============
Net Asset Value per Unit at
February 29, 2008 (560,712.965
units inclusive of 204.141
additional units.)                               $    1,247.40


                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $ 39,814,397     36,070,925

      Change in unrealized gain (loss) on open       14,662,187     28,513,487
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                         (180,150)      2,090,981


   Interest income                                    2,098,641      4,470,741

   Foreign exchange gain (loss) on margin              (264,200)      (405,871)
      deposits
                                                  --------------  -------------
Total: Income                                        56,130,875     70,740,263

Expenses:
   Brokerage commissions                              4,009,709      7,685,204

   20.0% New Trading Profit Share                     9,864,996     11,520,453

   Custody Fees                                               0              0

   Administrative expense                               168,259        334,220
                                                 ---------------  -------------
Total: Expenses                                      14,042,964     19,539,877

Net Income (Loss) - February, 2008                 $ 42,087,911     51,200,386


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      March 11, 2008


Dear Investor:

Global Macro Trust ("GMT") was up 6.32% for February, 2008, and 7.80% for the year.

Commodity trading was very profitable in February, particularly agricultural commodities. The financial futures markets also provided a positive contribution with interest rate, currency and stock index futures trading all profitable.

Two macro economic themes were particularly noteworthy in February. The first was the fourth consecutive month of negative returns in the U.S. equity markets. (Europe and Japan more or less avoided a four month losing streak by eking out flat performance in February.) Of greater significance to the Trust's portfolio was the continued surge in commodity prices. Also relevant was ongoing depreciation of the U.S. dollar, and falling interest rates on U.S. government securities and at the same time rising interest rates on other debt instruments such as mortgage securities of all types and classes and municipal bonds.

Agricultural prices led the surge in commodity prices with wheat, soybeans and corn hitting record highs. The USDA projects U.S. wheat inventories as the lowest for the end of the marketing year since 1948, and global wheat stockpiles are headed for a 30-year low. Some governments, including China, are restricting or taxing exports to retain domestic supply. At the same time, demand for corn and oilseeds is boosted by increased use of ethanol and diesel from vegetable oils. Long positions in Chicago and Kansas City wheat, corn, soybeans, soybean meal and oil, cocoa, cotton, coffee and sugar were profitable. A short position in live hogs was also profitable as high feed prices motivated producer selling.

Crude oil hit a record, over $102 a barrel, very close to the inflation adjusted record of $103.76 a barrel set in 1980. Although the U.S. economy is weakening, global demand is strong and supplies tight. The weakening U.S. dollar also supports energy and other commodity prices. Long positions in WTI and Brent crude oil, heating oil, London gas oil and reformulated gasoline (RBOB) were profitable. A short position (covered later in the month) in natural gas was unprofitable.

The rise in gold prices through the all-time high to near $1,000 per ounce has been widely commented on, but platinum and silver have had much greater percentage increases. Long positions in platinum, silver and gold, as well as industrial metals tin and lead, were profitable. Losses were sustained on short positions in zinc, copper, nickel and aluminum.

Interest rates on U.S. government debt declined again in February on bad housing and economic data, sinking consumer confidence, signals from Fed Chairman Bernanke that additional interest rate cuts are coming and, possibly most important, a flight to quality as one after another category of more risky debt instruments ran into trouble. Long positions in U.S. Treasury notes were profitable, as were long positions in Canadian bonds and short-term U.S. and Canadian interest rate futures. Short positions in Australian interest rate futures were also profitable.

The dollar dropped to an all-time low against the euro and multi-year lows against the Swiss franc, yen, Colombian peso, and the Brazilian real (which Warren Buffet just reported was his only short dollar position). Long positions in these currencies, as well as in the Mexican, New Zealand and certain other European currencies, were profitable. In addition to weak economic data and Mr. Bernanke's signaling of lower rates, he also commented on the weak dollar benefiting U.S. exports, indicating little concern about the falling dollar. Non-dollar cross rate trading was flat in February.

Stock index futures trading generated a small profit in February from short positions in U.S. indices. A short position in the South African index was unprofitable, and short positions in fourteen and long positions in three international indices were flat.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman